

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Mark Jenkins
Chief Financial Officer
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, Arizona 85281

     Re: **Carvana Co.**
              Form 10-Q for the quarterly period ended September 30, 2019
              Exhibit No. 10.2 – Eighth Amendment to the Amended and Restated Inventory
              Financing and Security Agreement, filed herewith
              Filed November 6, 2019
              File No. 001-38073

Dear Mr. Jenkins:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance